UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras publishes 2023 Sustainability Report

—

Rio de Janeiro, June 10, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that it has published its 2023 Sustainability Report today. The document reports on progress in the company's sustainability commitments and consolidates indicators related to environmental, social and governance (ESG) issues. This year, an ESG Panel was also published, which brings together quantitative data, including the performance of indicators following the international standards Global Reporting Initiative (GRI Standards 2021) and Sustainability Accounting Standards Board (SASB).

Considering the ideas behind the ESG positioning of the 2024-2028+ Strategic Plan, the company divided the Report into four dimensions: Acting with Integrity; Reducing the Carbon Footprint; Protecting the Environment; and Caring for People. For each of these four dimensions, a set of drivers was identified to guide the related actions, projects, programs and commitments.

Acting on Integrity

Among the commitments related to Corporate Integrity, we highlight diversity actions in the indication of shareholdings, as well as integrity and human rights targets and other ESG aspects in the supply chain. One of the targets is the implementation of Human Rights Due Diligence in 100% of relevant suppliers by 2030. The report also highlights the scope of training in integrity, including training in preventing and combating discrimination, moral harassment and sexual violence, which was completed by 97.6% of the company's employees.

Reducing Carbon Footprint

The Sustainability Report highlights the 41% reduction in absolute operational greenhouse gas (GHG) emissions between 2015 and 2023, as already disclosed in the Climate Change Supplement. There was also an injection of 13 million tCO2, the highest figure recorded in a single year.

The document reinforces the commitments already expressed by Petrobras to neutralize emissions (scopes 1 and 2) in activities under the company's control by 2050 and to influence partners to achieve the same ambition in non-operated assets.

Protecting the Environment

The report highlights that, in 2023, Petrobras reduced freshwater withdrawal in its operations by 24% compared to 2021. The goal is to achieve a 40% reduction by 2030. Last year, the total volume of reuse was 35,800 megaliters, enough to supply a city of approximately 650,000 inhabitants for a year. Petrobras estimates that the reuse actions represent an annual saving of approximately R$16 million in water collection costs.

The report also includes investments in environmental projects with society, including mandatory and voluntary ones, which totaled R$505 million in 2023. Voluntary projects monitor, study or protect more than 570 species of fauna, 82 of which are threatened with extinction. In addition, these projects worked on the recovery or direct conservation of approximately 350,000 hectares of forests and natural areas in the Atlantic Forest, Amazon, Caatinga and Cerrado.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Caring for People

In the social area, we highlight voluntary social projects for sustainable economic development and education; sponsorship of culture, sport, business, science and technology; donations; and projects to mitigate and compensate for socio-economic impacts. The investment reached R$311 million, which, added to the environmental investment, exceeds R$800 million in programs and projects aimed directly at society.

The report also highlights the launches of the Petrobras Program Against Sexual Violence and the Petrobras Racial Equity Program, which aim to create a better working environment and estabish initiatives to strengthen an inclusive culture. The company currently has 22.1% women and 22.2% blacks in management positions.    The goal is to reach 25% of women and 25% of black people in leadership positions by 2030.

The complete 2023 Sustainability Report can be found on the Petrobras Investor Relations website.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer